UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Teavana Holdings, Inc.

(Name of Issuer)

Common Stock, $0.00003 Par Value

(Title of Class of Securities)

87819P102

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87819P102	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew T. Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,510,960
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 21,510,960
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,960
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Teavana Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3630 Peachtree Rd. NE, Suite 1480

Atlanta, Georgia 30326

Item 2.

(a)	Name of Persons Filing:

Andrew T. Mack

(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

c/o: Teavana Holdings, Inc.

3630 Peachtree Rd. NE, Suite 1480

Atlanta, Georgia 30326

(c)	Citizenship of each of the reporting persons: United States

(d)	Title of Class of Securities: Common Stock, par value $0.00003 per share

(e)	CUSIP Number: 87819P102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012

By:	/s/ Andrew T. Mack
Name: Andrew T. Mack